Canyon Resources Corporation

File No. 5-38907

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-A

TENDER OFFER STATEMENT
UNDER
SECTION 14(d)(1) OR 13(e) (1) OF THE
SECURITIES EXCHANGE ACT OF 1934

CANYON RESOURCES CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants to Purchase Common Stock
(Title of Class of Securities)

138 869 30 0
(CUSIP Number of Class of Securities of Underlying Shares)

Richard H. De Voto
President
14142 Denver West Parkway, Suite 250, Golden, Colorado 80401
Registrant’s telephone number: (303) 278-8464
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Scott M. Reed
Law Office of Reed & Reed, P. C.
4450 Arapahoe Avenue, Suite 1000
Boulder, Colorado
(303) 415-2565

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$4,429,824	$359

Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS
EX-(a)(1)(xiii) Amended Offer to Exchange
EX-99.(a)(1)(xiv) Amended Offer to Exchange

*	Calculated solely for purposes of determining the filing fee. This amount assumes that Warrants to purchase 1,602,860 shares of common stock of Canyon Resources Corporation having an aggregate value of $2,265,963 as of June 30, 2003, will be exchanged and or cancelled pursuant to this Offer. The aggregate value of such Warrants was calculated based on the Black-Scholes option pricing model. The transaction valuation also includes the aggregate cash Exercise Prices of $2,163,861 if Warrants to purchase all 1,602,860 shares are exchanged. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form on Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable. Filing Party: Not applicable. Date File: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

Item 12 is hereby amended in its entirety as follows:

Item 12. Exhibits.

Exhibit
Number	Description

(a)(1)(i)*	Offer to Exchange an Exercise Price and Certain Outstanding Warrants for Common Shares and New Warrants, dated July 9, 2003.
(a)(1)(ii)*	Letter from Richard H. De Voto dated July 9, 2003.
(a)(1)(iii)*	Election Form.
(a)(1)(iv)*	Form of Notice to Withdraw from the Offer.
(a)(1)(v)*	Form of Confirmation of Receipt of Election Form, Warrant Certificate and Exercise Price.
(a)(1)(vi)*	Form of Confirmation of Receipt of Notice to Withdraw From the Offer.
(a)(1)(vii)*	Form of Notification of Acceptance of Exercise Price and Tendered Warrants and cancellation of tendered Warrants.
(a)(1)(viii)	Canyon Resources Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002, previously filed with the Securities and Exchange Commission on April 16, 2003 and incorporated herein by reference and Amendment No. 1 on Form 10-K/A filed with the Securities and Exchange Commission on May 28, 2003 and herein incorporated by reference.
(a)(1)(ix)	Canyon Resources Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, previously filed with the Securities and Exchange Commission on May 15, 2003, and incorporated herein by reference.
(a)(1)(x)	Canyon Resources Corporation Definitive Proxy Statement for its 2003 Annual Meeting filed with the Securities and Exchange Commission on April 30, 2003 and incorporated herein by reference.
(a)(1)(xi)	Canyon Resources Corporation Common Stock Prospectus dated July 9, 2003, filed with the Securities and Exchange Commission as part of Canyon’s Post Effective Amendment #2 to Form S-3 Registration Statement (File No. 333-89412) on July 9, 2003 and incorporated herein by reference.
(a)(1)(xii)*	Form of New Warrant.
(a)(1)(xiii)	Amended Offer to Exchange an Exercise Price and Certain Outstanding Warrants for Common Shares and New Warrants, dated July 25, 2003.
(a)(1)(xiv)	Letter from Richard H. De Voto dated July 25, 2003.
(b)	Not applicable.
(d)(i)*	Canyon Resources Corporation 1993 Incentive Stock Plan filed herewith.
(d)(ii)*	Canyon Resources Corporation Non-Qualified Stock Option Plan filed herewith.
(g)	Not applicable.
(h)	Not applicable.

* Filed previously.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-A is true, complete and correct.

CANYON RESOURCES CORPORATION

By: /s/ Richard H. De Voto Richard H. De Voto President

Dated:   July 25, 2003

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INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(xiii)	Amended Offer to Exchange an Exercise Price and Certain Outstanding Warrants for Common Shares and New Warrants, dated June 25, 2003.
(a)(1)(xiv)	Letter from Richard H. De Voto dated July 25, 2003.

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